ULTRAMED INTERNATIONAL, INC.
                          BENNETT L. OPPENHEIM, Ph.D.
                                    DIRECTOR

1580 Lemoine Avenue, Suite 8                                Phone: 201-592-0634
Fort Lee, New Jersey 07024-5634                             Fax:   201-592-0652
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                               AGREEMENT BETWEEN

                          ULTRAMED INTERNATIONAL, INC.

                                      AND

       Dr. Javier Piazza and Dr. Roberto Alphonso (UltraMed Puerto Rico)


THE FOLLOWING AGREEMENT REPRESENTS THE TERMS OF THE RELATIONSHIP BETWEEN ULTRAMED INTERNATIONAL (UMED) AND DRS. ROBERTO ALPHONSO AND JAVIER PIAZZA (THE GROUP)

Whereas it is agreed that UMED is in a position to train the Group in the latest evlutiions of UROD technology,

                                      and;

Whereas it is agreed that UMED is in a position to refer patients to the Group for UROD,

                                      and;

Whereas it is agreed that the UMED and the Group would mutually benefit from a professional relationship,

                                     then;

It shall be agreed that a professional relationship shall commence between UMED and the Group. UMED and the Group shall develop an entity known as UltraMed Puerto Rico for the purposes of treating patients using the latest evolution of Ultra Rapid Opiate Detoxification (UROD) technology.

THE FOLLOWING TERMS SHALL CONSTITUTE THIS RELATIONSHIP:

BY ULTRAMED INTERNATIONAL.:

1. UMED agrees to refer patients to the Group for UROD who have been pre-screened for treatment by a qualified mental health clinician.

2. UMED agrees to refer patients to the Group who have been oriented as to arrival and departure from the facility.

3.   UMED agrees to monitor all patients treated by the Group for at least six
     (6) months following successful UROD.

4. UMED agrees to pay all agreed upon costs to the Group for UROD at the time of service.

5. UMED agrees to provide the Group with all advances in UROD technology, and to allow the Group's participation in future research studies sponsored by UMED.

6. UMED agrees to provide the Group with access to UMED's developing medical technology in the area of relapse prevention. The Group will be allowed access to UMED's transdermal patch technology for maintaining abstinence from opiates.

BY THE GROUP:

1. The Group agrees to accept all UltraMed referrals that are medically and psychiatrically cleared in advance of UROD.

2. The Group agrees to assist all referrals in orientation to location and facility. The Group will provide local assistance with regard to transportation from hotel to hospital, and from hospital to hotel. It is understood that all expenses incurred are the patient's responsibility.

3. The Group agrees to maintain a telephone number that is exclusively dedicated to UltraMed referrals and that is answered with the message "UltraMed Puerto Rico." UltraMed will share in the associated expenses with the Group.

4. The Group agrees to ensure that all UROD procedures are implemented to the highest standards of medical excellence, and that all patients receive the proper medical attention and supervision until they return home from their hotel; at which time UltraMed will assume responsibility for monitoring and supervision.

SPECIFICS OF THE PROTOCOL FOR REFERRAL AND UROD:

Each patient UMED shall refer to the Group will have been approved psychiatrically for appropriateness for UROD. Each patient will have received a physical examination to include Complete Blood Count, Urine Analysis, Differential Count, Platelet Count, PT & PTT, Liver Enzymes Text, X-Ray, and ECG. all medical results will be faxed to the Group prior to the patient's final acceptance. All referrals will be subject to the final acceptance by the Group.

The groups' facility and treatment will be considered to represent a subsidiary component of UMED- i.e. UltraMed Puerto Rico. The Group will provide local assistance in orienting the patient to the hospital from their hotel.The Group will represent themselves as consultants to UltraMed International Inc.

Following UROD, the Group will provide local assistance in ensuring the safe return to the hotel by the patient. All patient's will be discharged with sufficient medications to last until their expected return home. The Group will check to ensure that each patient was able to leave their hotel without any medical complications.

The Group will maintain responsibility for ensuring that all patients receive appropriate medical care for any symptoms that may develop following UROD and until the patient's return home.

FEES:

UMED will pay the Group exactly $2,875.00 for the first UROD performed each day. The second procedure will be reimbursed exactly $2,675. This feee includes all hospitalization costs and necessary medications, including discharge medications.

Each additional day that the patient chooses to spend in the hospital is reimbursed at the rate of $500 per day.

THIS AGREEMENT IS ACCEPTED BY:



/S/ BENNETT L. OPPENHEIM, PH.D.  6/26/00       /S/ DR. JAVIER PIAZZA     6/26/00
-------------------------------  -------       ---------------------     -------
Bennett L. Oppenheim, Ph.D.       Date         Dr. Javier Piazza          Date
For                                            Director UltraMed
UltraMed International Inc.                       Puerto Rico
1580 Lemoine Avenue                            For
Suite 8                                        The Group
Fort Lee, NJ 07024